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                                               Filed by MRV Communications, Inc.
                                               Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                               Registration No. 333-44536
                                               Commission File No. 0-25678
                                               Subject Company: Luminent, Inc.
                                               Commission File No. 000-31393




[Released by Mailing to MRV Stockholders beginning on November 14, 2001]


November 5, 2001


Dear MRV Shareholder:


2000 was a year of transformation and bustling activities for MRV. We acquired five companies, took Luminent public, and registered for an Initial Public Offering (IPO) for Optical Access.

Marked with notable beginnings, we made five acquisitions to strengthen the core businesses of Luminent, our optical component division and Optical Access, our last-mile solution provider. The purchases of Optronics International Corp.
(OIC), Quantum Optech, Inc. (QOI) and Fiber Optic Communications, Inc. (FOCI), based in Taiwan and China, provided Luminent with a broader product offering that included both passive and active components for the metropolitan and access markets. We also acquired AstroTerra and JOLT, two leading pioneers in free-space optics, which were integrated into our Optical Access division. The strong intellectual property from AstroTerra and JOLT enabled Optical Access to define a brand new category in last mile connectivity through all optical wireless transmission and switching, provisioning, aggregation and fiber connectivity for rapid deployment.

In November 2000, Luminent completed its initial public offering, in spite of turbulent market conditions. The company priced the offering just two days after the Presidential elections and raised approximately $133 million, net of expenses.

For the year 2000, we experienced robust growth in revenues across most of our operating divisions, including Luminent, (which was 92% owned by us), and Optical Access. The end of the year brought new challenges to the telecommunications landscape. By early 2001, the economic downturn, weakness in demand, and reductions in capital spending were underlying forces that contributed to deteriorations in Luminent's revenue, and to a slower growth in revenues for MRV's other divisions.

On September 13, 2001 we announced our intention to merge Luminent back into MRV through a "short form merger". Luminent's shareholders will receive 0.43 MRV share in exchange for each of their Luminent shares. We anticipate completion of the process by the end of 2001. Both MRV and Luminent have a significant upside in the merger, which should translate into additional value creation, for shareholders and customers.

The benefits for our customers are many. The next breakthrough in optical components will most likely result from a tighter integration of active and passive optical devices, together with additional electronic circuitry. After the merger, Luminent will aim to create more sophisticated optical transmission platforms, high-end devices, and rely less on products, which have become commodities, such as fiber optic transceivers. Our successful effort in Fiber-to-the-Home is a good demonstration of such a platform. New breakthrough in active/passive integration as well as combining engineering resources at MRV and Luminent should enable us to further differentiate from the competition.

From MRV shareholders' point of view, the merger will have a positive effect on growth. The current state of capital markets prevents us from raising additional capital, to fund the development stage companies, we currently own. The short form merger with Luminent is expected provide additional liquidity to sustain the current momentum.

A benefit to Luminent shareholders is the added liquidity provided by a float that is substantially larger than the current float for Luminent shares. After the merger, Luminent shareholders will also be able to participate (through their ownership in MRV), in a larger and more diversified business entity. Moreover, the merger is expected to

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result in additional cost savings by eliminating duplicated expenses, worldwide, as well as eliminating the overhead expenses of operating a publicly traded company.

At the time of this writing, almost 2 months have passed since the tragic events of September 11, 2001 unfolded unbelievably in front of our eyes. The senseless killing of so many gifted men and women was a set back to the free world, and a particularly painful event for MRV. At 41, Edmund Glazer, our chief financial officer, vice president of finance and administration and most importantly, our dear friend, was taken from us when American Airlines flight #11 was hijacked and crashed into the World Trade Center. On the previous day, September 10th, Edmund offered to fly to California and help us with the merger of MRV and Luminent. He was on the first flight out of Boston. As we mourn the loss of Edmund Glazer, we are determined to continue his legacy. Like Edmund, we will thrive to be the best we can be. We have a tribute in memoriam of Edmund Glazer on our website at www.mrv.com. We will never forget him.

At the time of the tragedy, Shay Gonen, the chief financial officer and vice president, North American operations, of our Optical Access subsidiary was stationed in San Diego. Shay readily agreed to join us in Chatsworth as our interim CFO. Edmund recruited Shay Gonen, in conjunction with our 1996 acquisition of Fibronics. He was the VP finance and eventually became general manager of NBase and Optical Access. I have full confidence in Shay's ability to assume Edmund Glazer's financial responsibilities at MRV.

The tragic events of September 11, 2001 and subsequently, should accelerate the move towards distributed communications and towards further reliance on the resiliency of the Internet. During the morning of the attack the telephone system was in some cases destroyed or taken over by the emergency management teams, as occurs in disasters. The cellular systems were overloaded. The only way some people and companies were able to communicate with loved ones and with the world were through email. Key technologies related to the Internet will enjoy expansion and growth. These technologies include: broadband access, Virtual Private Networks ("VPN"), network security, network element management, distributed storage, disaster recovery and back up systems. MRV is at the forefront of some of those key technologies.

We look forward to the opportunities that lie ahead. We at MRV thank you for your support and look forward to your continued participation as these new events contribute to the future successes of MRV.


Respectfully submitted,


/s/ Noam Lotan

Noam Lotan